UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 333-293463

DATASEA INTELLIGENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously disclosed, on March 4, 2026, Datasea Inc. (“Datasea”) and Datasea Intelligent Technology Ltd. (the “Company” or “DIT”), a business company incorporated under the laws of British Virgin Islands (the “BVI”) and wholly owned subsidiary of Datasea, entered into a merger agreement and plan of merger (the “Merger Agreement”), pursuant to which Datasea shall merge with and into the Company, with the Company continuing as the surviving entity (the “Redomicile”). On April 15, 2026, the articles of merger (the “Articles of Merger”) were filed and registered with the BVI Registry of Corporate Affairs, and the Redomicile became effective upon filing of the Articles of Merger.

Datasea previously filed a Current Report on Form 8-K on April 14, 2026, which referenced April 15, 2026 as the Nasdaq market effective date. The Company hereby clarifies that the Nasdaq market effective date is April 16, 2026. On April 16, 2026, the Company’s Class A ordinary shares, with no par value (the “Class A Ordinary Shares”) will start trading on the Nasdaq Capital Market under the trading symbol “DTSS”. The CUSIP number for the Class A Ordinary Shares is G2659M104.

The Redomicile has been approved by shareholders holding the majority of the outstanding shares of common stock of Datasea and by the Company.

The Redomicile did not result in any change in Datasea’s headquarters, business, management, location of any of its offices or facilities, number of employees, assets, liabilities or net worth. Management, including all directors and officers, remain the same as the management of Datasea prior to the Redomicile and assume identical positions with the Company. Datasea’s common stock registered in the name of shareholders or which are beneficially owned through brokers are converted into the right to receive an equal number of the Company’s Class A Ordinary Shares and such shares are registered in such shareholder’s name (or broker’s name, as applicable) in the Company’s register of members upon completion of the merger, without any further action on the part of shareholders, except that the 2,000,000 shares of common stock of the Company held by each of Zhixin Liu and Fu Liu immediately prior to the merger are converted into 2,000,000 Class B ordinary shares of DIT with no par value, respectively. If shareholders hold the Company’s common stock in certificated form, such stock certificates may be exchanged for the share certificates of the Company’s Class A Ordinary Shares promptly following the merger. All the Company stock certificates are requested to be returned to the Company’s transfer agent following completion of the merger.

Upon completion of the Redomicile, DIT qualifies as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore commenced any required filings with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, DIT is exempt from certain provisions applicable to United States public companies, including:

●	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●	the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

In addition, as a foreign private issuer, the Company is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq listing rules. For example, the Company may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and quorum requirements applicable to shareholders’ meetings.

The Memorandum and Articles of Association of the Company is filed as Exhibit 3.1 to this Report and is incorporated herein by reference.

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Datasea Intelligent Technology Ltd.
2.1	Certificate of Merger, dated April 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2026

Datasea Intelligent Technology Ltd.

/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer

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